Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 under the Exchange Act of 1934

Subject Company: C.R. Bard, Inc.

Commission File No. 1-6926

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the information, because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Tyco International Ltd. and C. R. Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Tyco and C. R. Bard, Inc. at the Commission's web site at www.sec.gov . The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C. R. Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to C. R. Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.

C. R. Bard and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of C. R. Bard, Inc.'s stockholders to adopt the agreement providing for Tyco's acquisition of Bard. The participants in this solicitation may include the directors and executive officers of Bard, who may have an interest in the transaction, including as a result of holding stock or options of Bard. A detailed list of the names and interests of Bard's directors and executive officers is contained in Bard's Proxy Statement for its Annual Meeting, held on April 18, 2001, and in the proxy statement/prospectus which may be obtained without charge at the Commission's web site at www.sec.gov.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C. R. Bard, Inc.; failure of the C. R. Bard, Inc. shareholders to approve the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

Detailed information about factors pertinent to the business of each of Tyco and Bard that could cause actual results to differ is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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On August 3, 2001, C. R. Bard, Inc. filed a Current Report on Form 8-K containing the following information:

In accordance with the Agreement and Plan of Merger by and among Tyco Acquisition Corp. XXII (NV), a subsidiary of Tyco International Ltd., S2 Mergersub Inc. and C. R. Bard, Inc., dated as of May 29, 2001 (the "Merger Agreement"), the Average Share Price (as defined in the Merger Agreement) of Tyco common shares over the five consecutive trading days ending on August 2, 2001, the third trading day immediately preceding Bard's special meeting to approve the merger, was $53.1904. Thus, pursuant to the Merger Agreement the Exchange Ratio (the number of Tyco common shares to be received for each share of Bard common stock in the merger) has been fixed at 1.1280 Tyco common shares.